錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

2007 SEP 17 A 9:33

Date: 3 September 2007

BY AIRMAIL

082-03638

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

07026567

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the following announcements all dated 31 August 2007 of the Company for your filing under the ISIN US 41068T2087:-

1. Change of Company Secretary and Authorised Representative;
2. Announcement of unaudited interim results of MRI Holdings Limited for the six months ended 30 June 2007; and
3. Extension of the CN Subscription.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Richard Lui
Deputy Managing Director
& Company Secretary

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Encls.

dw 9/18

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

CHANGE OF COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") announces that Ms. Kam Yiu Sai, Florence ("Ms. Kam") has resigned as company secretary and authorised representative of the Company with effect from 1 September 2007. Ms. Kam confirmed that she has no disagreement with the Board of the Company and there is no other matter that need to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited upon her resignation.

The Board further announces that Dr. Yap, Allan ("Dr. Yap") has been appointed as authorised representative of the Company and Mr. Lui Siu Tsuen, Richard ("Mr. Lui") has been appointed as company secretary of the Company with effect from 1 September 2007. Dr. Yap and Mr. Lui are currently the executive directors of the Company. Mr. Lui is a fellow member of The Hong Kong Institute of Certified Public Accountants.

For and on behalf of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 31 August 2007

As at the date hereof, the Board comprises:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

公司秘書及授權代表變更

錦興集團有限公司(「本公司」)之董事會(「董事會」)宣佈甘瑤斯女士(「甘女士」)於二零零七年九月一日起辭任本公司之公司秘書及授權代表。甘女士確認，彼與本公司董事會並無意見分歧，並且就其辭任一事，概無本公司股東或香港聯合交易所有限公司須予注意之其他事宜。

董事會並宣佈，委任 Yap, Allan 博士(「Yap 博士」)爲本公司之授權代表及呂兆泉先生(「呂先生」)爲本公司之公司秘書，由二零零七年九月一日起生效。Yap 博士及呂先生現爲本公司之執行董事。呂先生爲香港會計師公會之資深會員。

代表董事會
錦興集團有限公司
主席
陳國強博士

香港，二零零七年八月三十一日

於本通告日期，董事會包括：

執行董事：
陳國強博士（主席）
Yap, Allan 博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

* 僅供識別

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS OF MRI HOLDINGS LIMITED FOR THE SIX MONTHS ENDED 30TH JUNE, 2007

MRI Holdings Limited, an approximately 57.26% owned subsidiary of Hanny Holdings Limited, has announced its unaudited consolidated results for the six months ended 30th June, 2007.

This announcement is made by Hanny Holdings Limited ("Hanny") pursuant to the requirement of Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide shareholders of Hanny with financial information of MRI Holdings Limited ("MRI"), an approximately 57.26% owned subsidiary of Hanny, which has announced such information to the public in Australia on 31st August, 2007.

The board of directors (the "Board") of Hanny announces the unaudited consolidated results of MRI for the six months ended 30th June, 2007 which has been announced by MRI in accordance with the rule 4.2A, 4.2B and 4.2C of the Australian Securities Exchange on 31st August, 2007 in Australia. MRI is a company incorporated in Australia and its shares are listed on the Australian Securities Exchange.

The unaudited consolidated financial statements for the six months ended 30th June, 2007 are prepared in accordance with the Corporations Act 2001 and applicable accounting standards and complies with other requirements of the law of Australia.

Results

The unaudited consolidated results of MRI and its subsidiaries for the six months ended 30th June, 2006 and 2007 are as follows:

	Six months ended 30th June,	
	2007	2006
	AU$'000	*AU$'000*
	(Unaudited)	(Unaudited)
Administration expenses	**(267)**	(227)
Management fees	**–**	(21)
Loss before financing income	**(267)**	(248)
Financial income	**408**	451
Financial expenses	**–**	(20)
Net financing income	**408**	431
Profit before income tax	**141**	183
Income tax benefit/(expense)	**(1)**	1
Profit for the period	**140**	184
Profit attributable to equity holders	**140**	184
Earnings per share		
– Basic (cents per share)	**0.30**	0.40
– Diluted (cents per share)	**0.30**	0.40

Balance Sheet Highlights

The consolidated balance sheet of MRI and its subsidiaries shows the followings:

	As at 30th June, 2007 AU$'000 (Unaudited)	As at 31st December, 2006 AU$'000 (Audited)
Current assets	**12,245**	17,295
Non-current assets	**9,169**	4,624
Total assets	**21,414**	21,919
Current liabilities	**(102)**	(87)
Non-current liabilities	**(22)**	(5)
Net assets	**21,290**	21,827
Issued capital	**31,381**	31,381
Reserves and accumulated losses	**(10,091)**	(9,554)
Total equity	**21,290**	21,827

For and on behalf of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 31st August, 2007

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:275)

MRI HOLDINGS LIMITED
截至二零零七年六月三十日止六個月之未經審核中期業績公佈

錦興集團有限公司持有約57.26%權益之附屬公司MRI Holdings Limited宣佈其截至二零零七年六月三十日止六個月之未經審核綜合業績。

錦興集團有限公司(「錦興」)根據香港聯合交易所有限公司證券上市規則第13.09(2)條之規定,向錦興之股東提供MRI Holdings Limited(「MRI」)(錦興持有約57.26%權益之附屬公司)之財務資料,MRI已於二零零七年八月三十一日向澳洲公眾人士公佈該等資料。

錦興董事會(「董事會」)宣佈MRI截至二零零七年六月三十日止六個月之未經審核綜合業績(MRI根據澳洲證券交易所上市規則第4.2A、4.2B及4.2C條已於二零零七年八月三十一日在澳洲公佈其業績)。MRI在澳洲註冊成立,其股份在澳洲證券交易所上市。

截至二零零七年六月三十日止六個月之未經審核綜合財務報表乃按二零零一年公司法與適用會計準則並符合澳洲法律其他要求而編製。

* 僅供識別

業績

MRI及其附屬公司截至二零零六年及二零零七年六月三十日止六個月之未經審核綜合業績如下：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千澳元	*千澳元*
	（未經審核）	（未經審核）
行政支出	**(267)**	(227)
管理費用	**–**	(21)
財務收益前虧損	**(267)**	(248)
財務收益	**408**	451
財務支出	**–**	(20)
財務收益淨額	**408**	431
除所得稅前溢利	**141**	183
所得稅得益／（開支）	**(1)**	1
於本期間溢利	**140**	184
股權持有人應佔溢利	**140**	184
每股盈利		
一基本（每股以仙計）	**0.30**	0.40
一攤薄（每股以仙計）	**0.30**	0.40

資產負債表摘要

MRI及其附屬公司之綜合資產負債表呈列如下：

	於二零零七年六月三十日 千澳元 (未經審核)	於二零零六年十二月三十一日 千澳元 (經審核)
流動資產	**12,245**	17,295
非流動資產	**9,169**	4,624
總資產	**21,414**	21,919
流動負債	**(102)**	(87)
非流動負債	**(22)**	(5)
淨資產	**21,290**	21,827
已發行股本	**31,381**	31,381
儲備及累計虧損	**(10,091)**	(9,554)
權益總額	**21,290**	21,827

代表董事會
錦興集團有限公司
主席
陳國強博士

香港，二零零七年八月三十一日

於本公佈日期，錦興董事如下：

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

漢傳媒集團有限公司*
SEE CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 491)

HANNY
VISIONS AHEAD
HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

EXPIRY OF THE SHARE PLACING AND EXTENSION OF THE CN PLACING AND THE CN SUBSCRIPTION

EXTENSION OF THE CN SUBSCRIPTION

The Board announces that, up to 31 August 2007, being the long stop date of the Share Placing, the CN Placing and the CN Subscription, none of the Placing Shares or the Placing Notes have been placed by the Placing Agent at the Placing Price in view of the recent high volatility of the capital market causing the Share Placing and the CN Placing unattainable. After 31 August 2007, the Share Placing Agreement will expire and cease accordingly. In respect of the CN Placing and the CN Subscription, the long stop date of the CN Placing and the CN Subscription has been extended from 31 August 2007 to 30 November 2007.

Reference is made to the circular of See Corporation Limited (the "Company") dated 18 July 2007 in relation to, among other matters, the placing of 400,000,000 shares of the Company (the "Share Placing"), the placing of convertible notes of an aggregate principal amount of up to HK$100,000,000 of the Company (the "CN Placing") by the Placing Agent on a best effort basis pursuant to the Share Placing Agreement and the CN Placing Agreement and subscription by Hanny Holdings Limited ("Hanny") of the convertible notes of an initial principal amount of HK$100,000,000 to be issued by the Company pursuant to the CN Subscription Agreement (the "CN Subscription") and the circular of Hanny dated 17 July 2007 in relation to the CN Subscription (the "Circulars"). Capitalized terms used herein shall have the same meanings as those defined in the Circulars.

Up to 31 August 2007, being the long stop date of the Share Placing, the CN Placing and the CN Subscription, none of the Placing Shares or the Placing Notes have been placed by the Placing Agent at the Placing Price in view of the recent high volatility of the capital market causing the Share Placing and the CN Placing unattainable. After 31 August 2007, the Share Placing Agreement shall expire and cease accordingly.

In respect of the CN Placing, the Company and the Placing Agent entered into a supplemental agreement on 31 August 2007 pursuant to which the long stop date of the CN Placing has been extended from 31 August 2007 to 30 November 2007. In view of the recent high volatility of the capital market and the size of the CN Placing, the Placing Agent and the Company consider that the extension of a three-month period should be sufficient for the completion of the CN Placing.

In respect of the CN Subscription, given that Hanny has the option to subscribe for the Additional Amount the amount of which depends on the placing result of the CN Placing to be carried out by the Placing Agent (i.e. the Additional Amount is dependent on the amount of the Placing Notes not placed), the Company and Hanny entered into a supplemental agreement on 31 August 2007 pursuant to which the long stop date of the CN Subscription has been extended from 31 August 2007 to 30 November 2007. Details of the Additional Amount are set out in the Circulars.

Given that the proceeds from the CN Placing and the CN Subscription are intended to be used for working capital and/or opportunistic investments in entertainment related business and such appropriate business opportunities have not arisen, the directors of the Company do not expect that the extension of the CN Placing and the CN Subscription would have any material adverse effect on the financial position of the Company.

By order of the Board of
See Corporation Limited
Mr. Yu Kam Kee, Lawrence
B.B.S., M.B.E., J.P.
Chairman

By order of the Board of
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 31 August 2007

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Mr. Yu Kam Kee, Lawrence, *B.B.S., M.B.E., J.P.* *(Chairman)*
Mr. Wong Yat Cheung *(Managing Director)*
Mr. Yu Kam Yuen, Lincoln
Mr. Tong Chin Shing

Independent Non-executive Directors:
Mr. Li Fui Lung, Danny
Mr. Ng Hoi Yue, Herman
Hon. Shek Lai Him, Abraham, *S.B.S., J.P.*
Mr. Fong Shing Kwong, Michael

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

* *For identification purpose only*

漢傳媒集團有限公司*
SEE CORPORATION LIMITED
(於百慕達註冊成立之有限公司)
(股份代號：491)

HANNY
VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：275)

股份配售失效及
延長可兌換票據配售及
可兌換票據認購

延長可兌換票據認購

董事會宣佈，由於最近資本市場大幅波動導致股份配售及可兌換票據配售無法實現，故截至二零零七年八月三十一日(即股份配售、可兌換票據配售及可兌換票據認購之最後完成日期)，概無任何配售股份或配售票據獲配售代理按配售價配售。因此，二零零七年八月三十一日後，股份配售協議將失效並終止。就可兌換票據配售及可兌換票據認購而言，可兌換票據配售及可兌換票據認購之最後完成日期已由二零零七年八月三十一日延遲至二零零七年十一月三十日。

謹此提述漢傳媒集團有限公司(「本公司」)日期為二零零七年七月十八日之通函，內容有關(其中包括)配售代理根據股份配售協議及可兌換票據配售協議按盡力基準配售本公司400,000,000股股份(「股份配售」)、配售本公司本金總額最多達100,000,000港元之可兌換票據(「可兌換票據配售」)及錦興集團有限公司(「錦興」)根據可兌換票據認購協議認購將由本公司發行之初步本金額為100,000,000港元之可兌換票據(「可兌換票據認購」)，以及錦興日期為二零零七年七月十七日之有關可兌換票據認購之通函(「該等通函」)。本公佈所用詞語與該等通函所界定者具有相同涵義。

由於最近資本市場大幅波動導致股份配售及可兌換票據配售無法實現，故截至二零零七年八月三十一日(即股份配售、可兌換票據配售及可兌換票據認購之最後完成日期)，概無任何配售股份或配售票據獲配售代理按配售價配售。因此，二零零七年八月三十一日後，股份配售協議將失效並終止。

END

就可兌換票據配售而言，本公司及配售代理已於二零零七年八月三十一日訂立補充協議，據此，可兌換票據配售之最後完成日期已由二零零七年八月三十一日延遲至二零零七年十一月三十日。鑑於資本市場最近大幅波動及可兌換票據配售之規模，故配售代理及本公司認為延長三個月應足夠使可兌換票據配售完成。

就可兌換票據認購而言，考慮到錦興有權視乎配售代理進行可兌換票據配售結果認購額外金額(即額外金額視乎尚未配售之配售票據金額)，本公司及錦興已於二零零七年八月三十一日訂立補充協議，據此，可兌換票據認購之最後完成日期已由二零零七年八月三十一日延遲至二零零七年十一月三十日。額外金額詳情載於該等通函內。

考慮到可兌換票據配售及可兌換票據認購所得款項擬用作營運資金及/或用作娛樂相關業務之機遇性投資而相若投資機會尚未出現，本公司董事預期延長可兌換票據配售及可兌換票據認購不會對本公司財務狀況造成任何重大不利影響。

承董事會命
漢傳媒集團有限公司
主席
余錦基先生
B.B.S., M.B.E., J.P.

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零七年八月三十一日

於本公佈日期，本公司董事如下：

執行董事：
余錦基先生*B.B.S., M.B.E., J.P (主席)*
王日祥先生*(董事總經理)*
余錦遠先生
唐前勝先生

獨立非執行董事：
李魁隆先生
伍海于先生
石禮謙議員*S.B.S., J.P.*
方承光先生

於本公佈日期，錦興董事如下：

執行董事：
陳國強博士*(主席)*
Yap, Allan博士*(董事總經理)*
呂兆泉先生*(副董事總經理)*

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

* *僅供識別*